** 3/5/02

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02018352

SECURITIES [...] SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43029

SEC MAIL PROCESSING RECEIVED FEB 28 2002 WASH D.C. SECTION 354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alex Moore & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Broadhollow Road
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendi Adler (631) 694-3800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.Weiser & Co.LLP
(Name — *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

03/11/02

OATH OR AFFIRMATION

I, Wendi Adler, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Alex Moore & Co., Inc., as December 31, 2001, are true and correct. I further swear (or affirm) that neither the comp: nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that a customer, except as follows:

Signature

Corporate Secretary

Title

Notary Public

ROBERTO VICECONTE
Notary Public State of New York
No. 4903106
Qualified in NASSAU COUNTY
My Commission Expires Jan. 11, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income XXXXX.
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALEX MOORE & COMPANY, INC.

510 BROADHOLLOW ROAD SUITE 208 • MELVILLE, NEW YORK • 11030
PHONE: 631-694-3800 • FAX: 631-694-3445

MEMBER NASD SIPC

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

* * * * * * * * * * * * * * * * * * *

ALEX MOORE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 76,442
Securities owned, not readily marketable, at estimated fair value	3,300
Deposit with clearing broker	156,935
Note receivable	343,380
Other assets	25,602
	$ 605,659

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to clearing broker	$ 10,992
Income taxes payable	26,500
Accrued expenses and other liabilities	100,166
	137,658
Commitments and contingencies	
Stockholder's equity:	
Common stock, $1.00 par value; 100,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional paid-in capital	393,451
Retained earnings	69,550
	468,001
	$ 605,659

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

Alex Moore & Co., Inc. (the "Company"), was incorporated in Georgia on August 15, 1990, and is a wholly owned subsidiary of F.G.M. Holding Corp. (the "Parent").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The Company is an introducing broker-dealer for customers who primarily trade through the internet. The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

The Company transacts its business with customers predominantly located throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. The effect of recording these transactions at settlement rather than on a trade-date is not material.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of less than three months when purchased to be cash equivalents.

Securities Owned:

Securities owned consists of securities not readily marketable for which there is no market on a securities exchange, or no independent publicly quoted market.

3. DEPOSIT WITH CLEARING BROKER:

The Company's clearing agreement requires that a minimum balance of $150,000 be maintained on deposit with the clearing broker.

4. NOTE RECEIVABLE:

The note is to a shareholder of the Company's parent and is due on demand with interest on the note at the rate of 4.75% per annum.

5. PAYABLE TO CLEARING BROKER:

Amounts payable to the clearing broker at December 31, 2001 consist of advances made in excess of commission income.

6. COMMITMENTS AND CONTINGENCIES:

Operating Lease:

As of November 1, 2001, the Company leased office space under a noncancellable operating lease expiring on October 31, 2004.

Future minimum annual office lease payments under the noncancellable leases as of December 31, 2001 are as follows:

Year Ending December 31,	
2002	$ 36,095
2003	37,080
2004	31,600
	$ 104,775

Litigation:

The Company is a defendant in various claims, both asserted and unasserted. These claims ask for damages, in the aggregate, ranging from $0 to $100,000. Outside counsel for the Company has advised that at this stage in the proceedings they cannot offer an opinion as to the probable outcome. The Company believes the claims are without merit and is vigorously defending its positions.

7. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC, which requires a broker and dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2001, the Company had net capital, as defined, of $95,719 which exceeded its required minimum net capital of $9,177 by $86,542. Aggregate indebtedness at December 31, 2001 totaled $137,658. The ratio of aggregate indebtedness to net capital was 1.44 to 1.

8. OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker-dealer, clears all customer transactions on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker are unable to fulfill their obligations.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2001 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Alex Moore & Co., Inc.

We have audited the accompanying statement of financial condition of Alex Moore & Co., Inc. (the "Company") as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Alex Moore & Co., Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 15, 2002